

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 10, 2008

VIA INTERNATIONAL MAIL AND FAX 011-86-1085653666
Mr. Zhao Hongwei
Chief Financial Officer
Orsus Xelent Technologies Inc.
12th Floor, Tower B
Chaowai MEN Office Building
26 Chaowai Street, Chaoyang Disc.
Beijing, People's Republic of China 100020

> **Re: Orsus Xelent Technologies Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed April 1, 2008**
> **File No. 001-33456**

Dear Mr. Hongwei:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Liquidity and Source of Capital, page 37

1. Please refer to the fourth paragraph. Since your financial statements are presented under US GAAP, tell us and disclose why the increase was attributable to the timing difference between US GAAP and PRC GAAP.

Item 9A(T). Controls and Procedures, page 40

(b) Changes in Internal Control over Financial Reporting, page 41

2. We note your disclosure that "there were no *significant* changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affected, or are reasonably likely to materially affect our internal controls over financial reporting." Item 308(c) of Regulation S-K requires the disclosure of *any* change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred *during your last fiscal quarter* (or your fourth fiscal quarter in the case of an annual report) that has *materially affected, or is reasonably likely to materially affect*, your *internal control over financial reporting*. Please revise to provide the disclosure required by Item 308(c) of Regulation S-K.

2. Summary of Significant Accounting Policies, page F-6
   Revenue Recognition, page F-6

3. We note on page 5 that your products are manufactured by unaffiliated third parties and "delivered to a network of unaffiliated national sales distributors and dealers that, in turn, distribute the products to provincial sales distributors and dealers" that sell to retailers throughout the PRC. We also note on page 3 that CECM manufactures and resells your products to its distributors and dealers and XWSD is one of your major agents. Please tell us in detail how you are accounting for these transactions with your manufacturers and network of sales distributors and dealers. It is unclear to us whether you are the principal in these transactions and when the delivery of your products occurs for revenue recognition purposes. We also note that you are not "keeping inventories" per Note 6, Inventories, net, on page F-14.

4. We note that net sales "represent the invoiced value of goods." Please tell us and disclose what is meant by "invoiced value of goods," including why revenue is appropriately recognized when it is "invoiced." Also, tell us and disclose the circumstances in which product revenue is not recognized "when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and

collectibility is probable." Further, tell us how you are accounting for the returns under SFAS 48.

Segment information, page F-9

5. Please tell us what is meant by "trading" of cellular phones. It is unclear to us whether "trading" is the same as "sales." We also note your reference to "trading" in Note 3, Concentrations, on page F-10.

3. Concentrations, page F-10

6. We note your concentration of customers on page 34. Per page 16, we also note you sell directly to the Chinese government and its delay in the payment of your invoices could have a negative impact on your future operating results. Please tell us why your disclosures in Note 3 and the MD&A do not include your sales to the Chinese government.

6. Inventories, Net

7. Please tell us the nature of "indent trading" and how it impacts your accounting for inventories, cost of sales and revenues.

14. Commitments and Contingencies, page F-17
(b) Contingencies, page F-17

8. We note that your VAT invoices not yet issued amounted to US$146.9 million, US$117.8 million and US$61.3 million as of June 30, 2008, December 31, 2007 and 2006, respectively. We also note that you made a "full provision on VAT and EIT including surcharge in the financial statements." Please tell us in detail how the VAT invoices and the provision on the VAT and EIT including the surcharge are reflected in the financial statements. Include in your response each amount and the related financial statement line item affected.

Exhibits 31.1 and 31.2

9. Please revise the introductory language in paragraph 4 to include the appropriate reference to internal control over financial reporting and the required statement under paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Similarly revise your Form 10-Q for the quarterly period ended March 31, 2008 to provide the introductory language in paragraph 4.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director